SCHEDULE 13D

                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                  Misonix, Inc.
                               (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                    604871103
                      (CUSIP Number of Class of Securities)

                             Robert L. Chapman, Jr.
                             Chapman Capital L.L.C.
                            Pacific Corporate Towers
                       222 N. Sepulveda Blvd., Suite 1322
                          El Segundo, California 90245
                                (310) 662-1900
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  April 1, 2003
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  422,870

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  422,870

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  422,870

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  422,870

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  422,870

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  422,870

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  OO

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
                  N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  422,870

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  422,870

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  422,870

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN

     This Schedule 13D is being filed on behalf of Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), Robert L. Chapman, Jr., an individual ("Mr. Chapman" and, together with Chap-Cap and Chapman Capital, the "Reporting Persons"). This Schedule 13D relates to the common stock, no par value per share, of Misonix, Inc., a New York corporation (the "Issuer" or "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. Chapman Capital is the investment manager and adviser to, and general partner of, Chap-Cap. Chap-Cap directly owns the Common Stock beneficially owned by the Chapman Reporting
Persons and to which this Schedule 13D relates, and the Chapman Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by Chap-Cap to vote and to dispose of the securities held by Chap-Cap, including the Common Stock.

ITEM 1.  Security and Issuer

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 1938 New Highway, Farmingdale, NY 11735.

ITEM 2.  Identity and Background

     (a) This statement is being filed by Chap-Cap Partners, L.P., a Delaware limited partnership ("Chap-Cap"), Chapman Capital L.L.C., a Delaware limited liability company ("Chapman Capital"), and Robert L. Chapman, Jr. (collectively, the "Reporting Persons").

     (b) The address of the principal business and principal office of Chap-Cap, Chapman Capital and Robert L. Chapman, Jr. is Pacific Corporate Towers, 222 N. Sepulveda Blvd., El Segundo, California 90245.

     (c) Chap-Cap's present principal business is investing in marketable securities. Chapman Capital's present principal business is serving as the General Partner of Chap-Cap. Robert L. Chapman, Jr.'s present principal occupation is serving as Managing Member of Chapman Capital.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Robert L. Chapman, Jr. is a citizen of the United States.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock beneficially owned by them are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,195,802

ITEM 4.  Purpose of Transaction

     The purpose of the acquisition of the securities of the Company beneficially owned by Chap-Cap was to acquire such securities in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

     Mr. Chapman has spoken with management of the Company regarding his desire for the Company to consider certain business strategies, joint ventures, recapitalizations, a full sale of the Company, sales of assets, mergers, negotiated or open-market stock repurchases or other extraordinary corporate transactions (collectively, "Potential Transactions"). On April 1, 2003, Mr. Chapman engaged in discussions with the Issuer's CEO and President, Mr. Michael
A. McManus, Jr., regarding Mr. Chapman's view that the Issuer's shareholders would be better served by the Issuer's being merged into another enterprise through a premium change-of-control transaction or other form of liquidation. On April 14, 2003, Mr. Chapman sent a critical letter to Mr. McManus and the Board of Directors of the Issuer. The correspondence, dated April 14, 2003, is attached hereto as Exhibit B.

     The Reporting Persons may in the future consider a variety of different alternatives to achieving their goal of maximizing shareholder value, including negotiated transactions, tender offers, proxy contests, consent solicitations, or other actions. However, it should not be assumed that such members will take any of the foregoing actions. The members of the Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Company.

     The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by them.

     The Reporting Persons are engaged in the investment business. In pursuing this business, Chapman Capital personnel analyze the operations, capital structure and markets of companies, including the Company, on a daily basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, Chapman Capital analysts may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above and in Exhibit B, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     (a) Together, the Reporting Persons beneficially own a total of 422,870 shares of Common Stock constituting 6.4% of all of the outstanding shares of Common Stock.

     (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by them.

     (c) The following transactions were effected by the Reporting Persons during the past sixty (60) days:

                                                             Approximate
                                Amount of Shares            Price per Shares
Date          Security           Bought/(Sold)        (inclusive of commissions)

03/27/03      Common Shares         30,300                    $2.50
03/28/03      Common Shares          5,000                    $2.50
04/01/03      Common Shares          4,700                    $2.50
04/02/03      Common Shares        222,870                    $2.37


     The above transactions were effected by the Reporting Persons on the NASDAQ National Market.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

     (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement, dated as of April 14, 2003, by and among the members of the Reporting Persons.

     Exhibit B - Letter from Robert L. Chapman, Jr., as Managing Member of Chapman Capital L.L.C., to Mr. Michael A. McManus, Jr., CEO and President of the Company, dated April 14, 2003.


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 14, 2003                      CHAP-CAP PARTNERS, L.P.
                                           By: Chapman Capital L.L.C.,
                                               as General Partner

                                           By:/s/ Robert L. Chapman, Jr.
                                              --------------------------
                                              Name:  Robert L. Chapman, Jr.
                                              Title: Managing Member


Dated: April 14, 2003                      CHAPMAN CAPITAL L.L.C.


                                           By:/s/ Robert L. Chapman, Jr.
                                              --------------------------
                                              Name:  Robert L. Chapman, Jr.
                                              Title: Managing Member



Dated: April 14, 2003

                                           /s/ Robert L. Chapman, Jr.
                                           --------------------------
                                               Robert L. Chapman, Jr.

                                    Exhibit A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Misonix, Inc. dated April 14, 2003, and any further amendments thereto signed by each of the undersigned, shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  April 14, 2003

                                            CHAP-CAP PARTNERS, L.P.
                                            By: Chapman Capital L.L.C.,
                                                     as General Partner


                                            By:/s/Robert L. Chapman, Jr.
                                               --------------------------
                                               Robert L. Chapman, Jr.
                                               Managing Member


                                            CHAPMAN CAPITAL L.L.C.


                                            By:/s/Robert L. Chapman, Jr.
                                               --------------------------
                                               Robert L. Chapman, Jr.
                                               Managing Member



                                            /s/Robert L. Chapman, Jr.
                                            --------------------------
                                            Robert L. Chapman, Jr.

                                    Exhibit B


                        CHAPMAN CAPITAL L.L.C. LETTERHEAD


Robert L. Chapman, Jr.
Managing Member



                                                              April 14, 2003


Mr. Michael A. McManus, Jr.
CEO and President
Misonix, Inc. (formerly Medsonic, Inc.)
1938 New Highway
Farmingdale, NY  11735

Dear Mr. McManus:

Chap-Cap Partners, L.P. (CCP), the Delaware limited partnership advised by Chapman Capital L.L.C., owns over 422,000 common shares of Misonix, Inc.
(hereinafter, "Misonix," "MSON" or "the Company"). Such an investment in the company you have been hired to manage amounts to approximately 6.4% of the Company's outstanding shares. We were able to acquire what appears to be the second largest stake in Misonix by mopping up the relentless vomiting of shares by several large shareholders in early April 2003. Though I do not know the identity of those who hurled their shares upon us, I imagine that they contracted a severe case of "stock poisoning" that induced such a gag reflex. With Misonix's enterprise valuation trolling the market's depths at around 50% of sales, MSON's owners clearly doubt your ability to bring the Company to sustained profitability.

I feel much compassion for those who have held positions in MSON since your arrival some four and a half years ago. Anyone who placed and kept the faith in your stewardship has lost 50% of their investment since you took MSON's corner office on November 2, 1998 (see Chart 1 below). As I have become accustomed to hearing excuse after excuse from you since our first conversation in October 2002, I suspect you may blame external forces (e.g., the stock market) for MSON's showcase of capital losses. To counter such anticipated pretext, I have provided Chart 2 below that exhibits the comparative returns between MSON's shares and several relevant market indices. As is plain to see, MSON's > 50% degradation under Mike "Mc-Minus" McManus greatly underperformed both the Nasdaq Industrial Index (down only 10%) and the less-than-all-star S&P 500 Healthcare Equipment Index (up over 30%) during your resume-wrecking tenure.

                                    CHART 1
   [Chart of Issuer's share price and attendant volume during Mr. McManus'
                                    tenure]


                                    CHART 2
       [Chart of Issuer's share price performance compared to that of the Nasdaq Industrial and S&P 500 Healthcare Equipment Indices during Mr. McManus'
                                    tenure]

Chap-Cap Partners' interest in MSON was aroused by its antecedent 13D stake in NWH, Inc. (NASDAQ: NWIR), on whose CEO-tolerant Board you have held a seat since October 1994. Since that fortuitously-timed acceptance of a directorship (legally and supposedly to oversee your long-time buddy Terrence S. Cassidy), NWH's common shares have doubled in value. There are investors who would not credit your arrival at NWH with the shares' ascent, particularly when the majority of this appreciation occurred following the 13D filing on December 13, 2002 by none other than Chap-Cap Partners, L.P. Yet, I would like to think that you played a minor role in moving NWH in the right direction, though its final fate remains relatively uncertain at best. Yet, when I see that MSON appears to have reported operating losses per share (ignoring litigation reserve reversals) in three of the last four quarters and flat-to-down revenues in half of them, I find myself pondering if support by MSON's Board of Directors for your continued leadership is warranted.

Given the enormous financial hemorrhaging that has accompanied your "bleedership" of MSON, I cannot help but wonder if you should have kept your professional focus on "mergers, medicine and mascara." Upon merging New York Bancorp in 1998, you created an exit strategy for that public company's shareholders at a price some 20 times that of the shares when you and Patrick Malloy led a successful 1990 proxy fight against entrenched management. Following your leadership at Jamcor Pharmaceuticals, Inc. from 1990-1991, you successfully served as Pfizer's vice president of Strategic Planning at a time of extraordinary development for that $200 billion leader in medicine. Having Revlon, Inc. on your resume may be something of an embarrassment today given that company's current financial condition, but in 1985 working hand-in-hand with corporate raider Ronald Perelman must have been a rewarding experience as you helped permanently define the rules of the takeover game. However, your run of good luck seems to have ended the day you took the CEO job at Misonix. At the risk of stating the obvious, your executive track record in the world of "medical, scientific, and industrial ultrasonic and air pollutions systems" has been no 20 bagger.

I have become increasingly concerned that your career assisting politicians such as President Reagan and cosmetics tycoons such as Ron Perelman have made you an incorrigible purveyor of lip service. Since October 2002, you have vowed that the owners of NWH, Inc. will not end up in a wretched mess such as occurred with Terrence Cassidy and the Pine Top Insurance scandal. When NWH subsidiary executive Dean Politi's name was listed as the contact to discuss ENS's Aetna connectivity agreement, but the bloke would not talk to the very owners of NWH who indirectly pay the salary supporting the lifestyle to which his wife Diane has become accustomed, you promised to correct this horrific breach of owner's rights. Yet, neither of your promises has been fulfilled, as both of these public company employees continue to treat their owners with utter disrespect. If you are nothing more than a career politician who got lucky being long a bank stock before Greenspan torpedoed interest rates, then I must reiterate something I've said for years, "Politicians and Diapers Need to be Changed ... Often for the Same Reasons."

I want you to go to sleep tonight knowing that Chapman Capital L.L.C. will be watching your every move as CEO of Misonix, Inc. Unlike the shareholders who preceded me, I will not breathe the hot air that you seem to naturally produce. I can't be bargained with, nor do I feel pity, remorse or fear. In addition, rest assured that I absolutely will not stop, ever, until the owners of the Company have seen the maximization of their investment.

                                                 Very truly yours,


                                                 [/s/ _____________]


                                                 Robert L. Chapman, Jr.


cc:    Misonix, Inc. Board of Directors:

       Gary Gelman            (Chairman/CEO/President, American Claims
                               Evaluation, Inc.)
       Arthur Geerstenfeld   (Chairman/CEO/Founder, UFA Inc..; and
                              Professor, Worcester Polytechnic Institute)
       Howard Alliger         (Founder, predecessor to Misonix, Inc.; and
                              Chairman, CEO/President, Arco Inc.)
       T. Guy Minetti         (Vice Chairman, 1-800-Flowers.com; and
                              Former M.D., Bayberry Advisors; and
                              Former M.D., Kidder, Peabody & Company)
       Thomas F. O'Neill      (Founder, Sandler O'Neil & Partners, L.P.; and
                              Former banker, L.F. Rothschild; and
                              Former M.D., Bear Stearns Company)